JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

November 1, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295– Post-Effective Amendment No. 454

Dear Ms. White:

This letter responds to our follow-up discussions relating to the letter filed on October 26, 2016 containing the responses to your comments on Post-Effective Amendment No. 454, which was filed to reflect revisions to the name and strategies of the JPMorgan Intrepid Advantage Fund (the “Fund”). In particular, we are responding to the comment from the staff (“Staff”) of the Securities and Exchange Commission that the Fund adopt a policy stating that, under normal circumstances, the Fund will seek to invest at least 80% of its assets in companies that it considers “sustainable leaders” if it changes its name to “JPMorgan Intrepid Sustainable Leaders Fund.” In light of the Staff’s comment, we have determined not to change the Fund’s name at this time. We note that we may consider additional options concerning the Fund’s name in the future.

We hope that the Staff finds this letter responsive to the Staff’s comment. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin
Assistant Secretary